# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Star Equity Holdings, Inc., CIK 0001210708
CUSIP: 443787205
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 53 FOREST AVENUE, SUITE 102, OLD GREENWICH, Connecticut (CT), 06870
Date of event which requires filing of this statement: 09/15/2025
Filed by CIK 0001548312
Persons authorized to receive notices and communications: JEFFREY E. EBERWEIN, 53 Forest Avenue, Suite 102, Old Greenwich, Connecticut (CT), 06870, 475-988-2068

## Reporting persons
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 692,972; sole dispositive power 692,972; aggregate amount beneficially owned 692,972 (19.7% of the class)
  Comment: * Includes 49,450 shares of common stock underlying immediately exercisable warrants ("Warrants") to purchase Star common stock. Excludes 8,918 restricted shares granted on September 15, 2025 ("Restricted Grant Date"), under the Issuer's 2009 Incentive Stock and Awards Plan, as amended and restated, which vest upon the anniversary of the Restricted Share Grant Date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Star Equity Holdings, Inc.
Address of issuer's principal executive offices: 53 FOREST AVENUE, SUITE 102, OLD GREENWICH, Connecticut (CT), 06870
Comment: The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 692,972 Shares beneficially owned by Mr. Eberwein is approximately $17,851,886, excluding brokerage commissions. In addition to the 692,972 Shares, Mr. Eberwein owns 1,151,072 shares of the Issuer's 10% Series A Cumulative Perpetual Preferred Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended to add the following:

On September 15, 2025, the Issuer accelerated the distribution of the vested restricted stock units previously granted to the Reporting Person for his services as Chief Executive Officer and a director pursuant to the Issuer's 2009 Incentive Stock and Awards Plan. As a result of the acceleration, the Reporting Person received 145,620 shares of common stock, which had previously been excluded as they had been payable up to 90 days following the Reporting Person ceasing to provide services to the Issuer, and, therefore, were not considered to be beneficially owned.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 3,512,239 Shares, which is inclusive of 3,462,789 shares outstanding as of September 18, 2025 in addition to 49,450 Warrants attributed to the Reporting Person. The total number of Shares outstanding is based on information provided by the Issuer to the Reporting Person.

As of the close of business on September 18, 2025, Mr. Eberwein beneficially owned 692,972 Shares.
Percentage: 19.73%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 692,972
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 692,972
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Jeff Eberwein's transactions in the Shares in the last 60 days are set forth in Schedule A, attached hereto as Exhibit 99.1, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:
Exhibit 99.1 - Schedule A.

## Signatures
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (09/18/2025)